Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
Kayne Anderson Energy Infrastructure Fund, Inc.
Commission File No. 811-21593
Kayne Anderson NextGen Energy & Infrastructure, Inc.
Commission File No. 811-22467

Fund Advisors

Kayne Anderson Energy Infrastructure Fund and Kayne Anderson NextGen Energy & Infrastructure Announce Updated Terms for Proposed Merger

Houston, TX – April 24, 2023 – KA Fund Advisors, LLC (“Kayne Anderson”), which serves as the investment adviser to Kayne Anderson Energy Infrastructure Fund, Inc. (NYSE: KYN) and Kayne Anderson NextGen Energy & Infrastructure, Inc. (NYSE: KMF), today announced that KYN and KMF have modified the terms for the proposed combination of the two funds (the “Merger”).

Jim Baker, President, CEO and Chairman of KYN and KMF said “The updated terms for the Merger streamline the proposed combination and related events into a single transaction. We continue to believe the Merger is a compelling transaction for KYN and KMF stockholders and provides an efficient way for KMF investors seeking liquidity to monetize their shares.”

A comparison of certain key terms for the previously announced Merger agreement and related transactions (the “Original Terms”) to the updated terms announced today (the “Updated Terms”) is as follows:

	Original Terms	Updated Terms
Merger:	KYN will acquire substantially all the assets and liabilities of KMF.	No change. See “Merger Details” below.
Merger Consideration:	The outstanding common stock of KMF will be exchanged for newly issued common stock of KYN. The exchange ratio will be based on the relative per share net asset values of each fund immediately prior to the Merger’s closing date.

At each KMF stockholder’s election, the outstanding common stock of KMF will be exchanged for either (i) newly issued common stock of KYN (“Stock Consideration”) or (ii) cash (“Cash Consideration”).

The exchange ratio for Stock Consideration will be based on the relative per share net asset values of each fund immediately prior to the Merger’s closing date.

Cash Consideration will be equal to 95% of KMF’s per share net asset value immediately prior to the Merger’s closing date.

The amount of KMF common stock exchanged for Cash Consideration shall not exceed 15% of KMF’s outstanding shares of common stock. Cash Consideration shall be subject to pro-ration to the extent KMF stockholders, in the aggregate, elect to exchange an amount of common stock in excess of this 15% cap. See “Merger Consideration” below.

Stockholder Approvals:	The Merger is subject to KYN and KMF stockholder approval.	No change.
KMF Tender Offer:	Subject to the Merger being approved by KYN and KMF stockholders, KMF will commence a tender offer prior to the Merger closing for 15% of its outstanding shares of common stock at a price equal to 95% of net asset value per share.	KMF is no longer planning to conduct a tender offer. See Cash Consideration in Merger Consideration above.

KYN Distributions:	KYN management intends to recommend a one cent per share increase to KYN’s quarterly distribution rate (raising it to 22 cents per share) once the Merger is completed.	No change.
Kayne Anderson Fee Waiver:	See “Kayne Anderson Fee Waiver” below.	No change.

Merger Details
KYN and KMF have entered into an amended merger agreement, which incorporates the updated terms outlined above (the “Revised Merger Agreement”). The Revised Merger Agreement has been unanimously approved by each fund’s Board of Directors, having determined that it is in the best interests of each fund.

KYN and KMF expect the Merger to be completed during fiscal 2023, subject to obtaining KYN and KMF stockholder approval, compliance with all regulatory requirements and the satisfaction of customary closing conditions. Kayne Anderson anticipates sending offering and proxy materials to stockholders during the second quarter of fiscal 2023 (the “Proxy Materials”), with the stockholder meetings to approve the Merger scheduled to take place on June 20, 2023. The record date for the stockholder meetings is March 27, 2023.

The Merger is expected to qualify as a tax-free reorganization for federal income tax purposes and, as a result, is not expected to be a taxable event for KYN or KMF. It is expected that no gain or loss will be recognized for federal income tax purposes as a result of the Merger for KYN stockholders or KMF stockholders receiving Stock Consideration (other than cash received in lieu of fractional shares). For KMF stockholders receiving Cash Consideration, it is expected that such parties will recognize a gain (but not a loss) for federal income tax purposes. KMF stockholders should review the Proxy Materials and consult with their tax advisers regarding the tax consequences of the Merger and Merger Consideration they receive. KYN is not expected to incur any incremental income tax liability (on a net basis) related to the Merger.

Merger Consideration
Upon completion of the Merger, the outstanding common stock of KMF will be exchanged for, at the election of each KMF stockholder, either (i) newly issued common stock of KYN (“Stock Consideration”) or (ii) cash (“Cash Consideration” and collectively with Stock Consideration, the “Merger Consideration”). KMF’s stockholders will be sent an election form to determine the form of Merger Consideration they are electing to receive. KMF stockholders who do not submit an election form by the applicable deadline will be considered to have elected Stock Consideration. The amount of KMF common stock eligible to be exchanged for Cash Consideration shall not exceed 15% of KMF’s outstanding shares of common stock. Cash Consideration shall be subject to pro-ration to the extent KMF stockholders, in the aggregate, elect to exchange an amount of common stock in excess of this 15% cap.

A KMF stockholder’s election of Merger Consideration is separate from any proxy granted by such stockholder with respect to approval of the Merger.

The exchange ratio for Stock Consideration will be based on the relative per share net asset values (“NAV”) of each fund immediately prior to the Merger’s closing date. As of March 24, 2023, KYN’s NAV per share was $9.51, and KMF’s was $8.41. For illustrative purposes, if these were the per share NAVs on the day prior to closing of the Merger, then KMF stockholders that elect to receive Stock Consideration would be issued approximately 0.884 shares of KYN for each share of KMF.

Cash Consideration will be equal to 95% of KMF’s per share NAV immediately prior to the Merger’s closing date. For illustrative purposes, if KMF’s per share NAV as of March 24, 2023 were its per share NAV on the day prior to closing of the Merger, then KMF stockholders that elect to receive Cash Consideration would receive $7.99 for each share of KMF.

KMF management, its Board of Directors and Kayne Anderson have agreed to elect to receive Stock Consideration in the Merger.

Kayne Anderson Fee Waivers
Subject to the Merger being completed, Kayne Anderson has agreed to revise its management fee waiver agreement with KYN to significantly reduce the asset value thresholds for such fee waivers to be applicable. The table below outlines the current and revised management fee waivers:[1][2]

KYN Asset Tiers for Fee Waiver		Impact of	Management	Management
Current	Revised	Change	Fee Waiver	Fee[1]
$0 to $4.0 billion	$0 to $2.4 billion[2]		0.000%	1.375%
$4.0 billion to $6.0 billion	$2.4 billion[2] to $4.0 billion	$1.6 billion lower	0.125%	1.250%
$6.0 billion to $8.0 billion	$4.0 billion to $6.0 billion	$2.0 billion lower	0.250%	1.125%
Greater than $8.0 billion	Greater than $6.0 billion	$2.0 billion lower	0.375%	1.000%

In addition to the management fee waivers summarized above, Kayne Anderson has also agreed to waive an amount of management fees (based on assets at closing of the Merger) such that pro forma, run-rate management fees payable to Kayne Anderson are the same amount as the aggregate, run-rate management fees payable if KYN and KMF had remained standalone funds. This waiver will last for three years and is estimated to be approximately $0.7 million per year based on KYN and KMF assets as of February 28, 2023.

Where You Can Find Information on the Merger
For more information about the Merger, please see Kayne Anderson’s press release dated March 27, 2023 announcing the Merger and the presentation titled “Kayne Anderson Closed-End Fund Update: Overview of KYN & KMF Merger” posted on www.kaynefunds.com/insights.

More information on the Merger will be contained in an amended preliminary joint proxy statement/prospectus expected to be filed with the Securities and Exchange Commission (SEC) in the coming days. KYN and KMF expect to mail a definitive joint proxy statement/prospectus to stockholders that will contain information about the Merger following a review period with the SEC.

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This information is provided for general informational purposes only. It does not constitute, and should not be construed as, tax, legal, investment, or other professional advice and cannot be used or relied upon for the purpose of avoiding tax penalties. Investors should consult their tax adviser or legal counsel for advice and information concerning their particular situation.

Kayne Anderson Energy Infrastructure Fund, Inc. (NYSE: KYN) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, whose common stock is traded on the NYSE. KYN’s investment objective is to provide a high after-tax total return with an emphasis on making cash distributions to stockholders. KYN intends to achieve this objective by investing at least 80% of its total assets in securities of Energy Infrastructure Companies. See Glossary of Key Terms in KYN’s most recent annual report for a description of these investment categories and the meaning of capitalized terms.

Kayne Anderson NextGen Energy & Infrastructure, Inc. (NYSE: KMF) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, whose common stock is traded on the NYSE. KMF’s investment objective is to provide a high level of total return with an emphasis on making cash distributions to its stockholders. KMF seeks to achieve its investment objective by investing at least 80% of its total assets in securities of Energy Companies and Infrastructure Companies. KMF anticipates that the majority of its investments will consist of investments in “NextGen” companies, which we define as Energy Companies and Infrastructure Companies that are meaningfully participating in, or benefiting from, the Energy Transition. See Glossary of Key Terms in KMF’s most recent annual report for a description of these investment categories and the meaning of capitalized terms.

[1]	Represents the management fee, after giving effect to the fee waiver, applicable to the incremental total assets at each tier.
[2]	Initial asset tier for fee waiver of $2.4 billion in this table is illustrative and based on KYN and KMF assets as of February 28, 2023. The actual amount of the first asset tier will be equal to the combined fund’s assets at the closing of the Merger.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of any securities in any jurisdiction in which such offer or sale is not permitted. Nothing contained in this press release is intended to recommend any investment policy or investment strategy or consider any investor’s specific objectives or circumstances. Before investing, please consult with your investment, tax, or legal adviser regarding your individual circumstances.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This communication contains statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events. These and other statements not relating strictly to historical or current facts constitute forward-looking statements as defined under the U.S. federal securities laws. Forward-looking statements involve a variety of risks and uncertainties. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; energy industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in detail in each fund’s filings with the SEC, available at www.kaynefunds.com or www.sec.gov. Actual events could differ materially from these statements or from our present expectations or projections. You should not place undue reliance on these forward-looking statements, which speak only as of the date they are made. Kayne Anderson undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that either fund’s investment objectives will be attained.

Contact: Investor Relations at 877-657-3863 or cef@kaynecapital.com